KINGFISHER

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04045237

SUPPL

RECEIVED 2004 OCT -1 A 11:01 OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Courier

16 September 2004

Re: Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, covering the period 18 March 2004 to 16 September 2004, that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and

(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject ot the Exchange Act.

Certain routine market announcements, including dealings in the shares of the company by employee share plans, notifications of substantial shareholdings and half-yearly returns of block-listed shares allotted under employee share plans, have not been included as we understand that these are not required to be furnished under Rule 12g3-2(b).

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

Julie Wilson
Assistant Company Secretary

PROCESSED
OCT 0 1 2004
THOMSON FINANCIAL

Jlw 10/1

No.	Date	Description
1	20/04/2004	Market announcement: Scrip Dividend Alternative
2	20/04/2004	Shareholder Circular: Scrip Dividend Alternative
3	29/04/2004	Market announcement: Annual Report and Notice of AGM
4	03/06/2004	Market Announcement: 1st quarter results
5	03/06/2004	Market Announcement: Result of AGM re: Resolutions
6	16/09/2004	Market Announcement: Interim Results

Regulatory Announcement

Go to market news section

RECEIVED
2004 OCT -1 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Kingfisher PLC
TIDM	KGF
Headline	Doc re. Scrip Dividend Forms
Released	11:43 20-Apr-04
Number	7920X

RNS Number:7920X
Kingfisher PLC
20 April 2004

Kingfisher plc

Doc Re Scrip Dividend Alternative of New Shares (valued at 288.9p per share) in respect of the Final Dividend for the financial year ended 31 January 2004.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given)

This information is provided by RNS
The company news service from the London Stock Exchange

END

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Market Act 2000.

If you have sold or transferred some or all of your ordinary shares in Kingfisher plc prior to 31 March 2004 (the ex-dividend date) but those shares are included in the number shown in Box 1 on the form accompanying this circular, or if you have purchased any shares before 2 April 2004 (the record date) and these are not included on the enclosed form, you should consult your stockbroker or agent without delay for advice on the action you should take.

KINGFISHER

SCRIP DIVIDEND ALTERNATIVE OF NEW SHARES (VALUED AT 288.9p PER SHARE)

IN RESPECT OF

THE FINAL DIVIDEND

FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2004

If you are currently participating in the Scrip Dividend Mandate Plan and you wish to receive the 2004 final dividend IN CASH on the whole or part of your holding of ordinary shares, you should REVOKE your Scrip Dividend Mandate by writing to the Company's Registrar, Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. If you wish to receive only part of your 2004 final dividend in cash, you should, in addition to revoking your Scrip Dividend Mandate, request a Form of Election from the Registrar which should then be completed, signed and returned to the Registrar.

If you are not currently participating in the Scrip Dividend Mandate Plan and you wish to receive the 2004 final dividend IN CASH on the whole of your holding of ordinary shares, you should take no action.

If you hold fewer than 47 ordinary shares, you will not be able to participate in the Scrip Dividend Mandate Plan and this letter is for your information only.

PROCEDURE FOR RECEIVING NEW SHARES AND/OR CASH IN RESPECT OF FINAL DIVIDEND FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2004

WARNING: *Please note that this flowchart is only a summary. Please refer to paragraph 3 of the Terms and Explanatory Notes for full details of action you should take.*



Do you have an existing Mandate in place?
Yes
No
Do you wish to receive your maximum entitlement to New Shares in the usual way on this, and future, dividends (provided a scrip alternative is available)?
Yes
No
No action required
Revoke Mandate in writing to arrive with Registrar by 19 May 2004
Do you wish to receive your maximum entitlement in cash on this, and future, dividends?
Yes
No
Request Form of Election from Registrar, complete form, including Box 5, sign and return to arrive with Registrar by 19 May 2004. Note that cash will be paid out on the whole of any future dividend entitlement, unless you notify the Company to the contrary
If the scrip alternative is not available, do you wish to receive your future cash payments in your default currency?
Do you wish to receive your cash payment on this, and future, dividends in your default currency?
Yes
No
No further action required
Complete Part (B) of the Notice of Entitlement/Form of Election, as applicable, sign and return to arrive with Registrar by 19 May 2004
Do you wish to receive your maximum entitlement to this [interim/final] dividend in New Shares?
Yes
No
Complete, sign and return Part (A) of the enclosed Form of Election to arrive with Registrar by 19 May 2004
Do you wish to receive your maximum entitlement in respect of all future dividends in New Shares rather than cash?
Yes
No
Complete Box 6 of the Form of Election and return to arrive with Registrar by 19 May 2004
No further action required
Do you wish to receive your maximum entitlement to this final dividend in cash?
Yes
No
Fill in Box 5 of the enclosed Form of Election, complete, sign and return to arrive with Registrar by 19 May 2004
Do you wish to receive your cash payment on this, and future, dividends in your default currency?
Yes
No
Take no action
Complete Part (B) of the enclosed Form of Election, sign and return to arrive with Registrar by 19 May 2004

KINGFISHER

20 April 2004

Sir Francis Mackay
Chairman

Dear Shareholder

SCRIP DIVIDEND ALTERNATIVE

Background

On 17 March 2004, a final dividend for the year ended 31 January 2004 of 6.15 pence per ordinary share was proposed by the Directors and is due for payment on 11 June 2004. Shareholders with 47 or more ordinary shares registered in their names at close of business on 2 April 2004 have the opportunity to elect to receive this final dividend in the form of:

(i) new fully paid ordinary shares ("New Shares"); or

(ii) cash in sterling or euros (but not both); or

(iii) a combination of New Shares and cash in sterling or euros (but not both).

Based on the offer price of 288.9p for each New Share, you may elect to receive one New Share for every 288.9p of the final dividend to which you would otherwise have been entitled. The figure of 288.9p is the average middle-market price for Kingfisher plc (the "Company"'s) ordinary shares as derived from the Daily Official List of the London Stock Exchange plc over the five day period commencing on 31 March 2004 (the date on which the ordinary shares were first quoted ex-dividend).

The scrip dividend alternative enables shareholders who wish to receive New Shares instead of cash to increase their shareholding without incurring dealing expenses and stamp duty. There are also funding and cash flow benefits for the Company.

Procedure

A. If you have previously completed a Scrip Dividend Mandate Form (a "Mandate"):

A *Notice of Entitlement* is enclosed with this letter. The *Notice of Entitlement* shows the number of New Shares you will receive in respect of the 2004 final dividend. By following the instructions set out in paragraph 3 of the enclosed Terms, you can opt to receive cash, in whole or in part, instead of receiving your full entitlement in the form of New Shares. A summary of these instructions is set out below:

(i) if you wish to receive your maximum entitlement under the 2004 final dividend in **New Shares**, please take no action;

(ii) if you wish to receive your maximum entitlement under this final dividend **in cash**, you must revoke your Mandate by writing to the Company's Registrar at the address given at the top of page 5 of this circular to arrive by 3.00 p.m. on 19 May 2004. Following such revocation, you will receive your full entitlement in cash in relation to both this final dividend and all future dividends, unless you notify us in writing to the contrary;

(iii) if you wish to receive New Shares in respect of only **part** of this final dividend, and the remainder in cash, you should, in addition to revoking your Mandate in writing, ask the Company's Registrar for a *Form of Election* which you should complete (ensuring, in particular, that Box 5 is filled in), sign and return to the Registrar in time to arrive by 3.00 pm on 19 May 2004.

Kingfisher plc
3 Sheldon Square Paddington London W2 6PX Telephone +44 (0) 20 7372 8008 Facsimile +44 (0) 20 7644 1001
Registered Office at above address. Registered in England Number 1664812
website: www.kingfisher.com

B. If you have not previously completed a Mandate:

A *Form of Election* is enclosed with this letter. By following the instructions set out at paragraph 3 of the enclosed Terms, you can opt to receive New Shares, in relation to the whole or part of your shareholding, instead of receiving your full entitlement in cash. A summary of these instructions is set out below:

(i) if you wish to receive your maximum entitlement under the 2004 final dividend in **cash** in your Default Currency (see paragraph 6 below), please take no action;

(ii) if you wish to receive your maximum entitlement under this final dividend in **New Shares** instead of cash, please complete the enclosed *Form of Election* and return it to the Company's Registrar at the address given on page 5 to arrive by 3.00 p.m. on 19 May 2004;

(iii) if you wish to receive New Shares in respect of only part of this final dividend, and the remainder in cash, you should complete the *Form of Election*, and Box 5 in particular, and sign and return it to the Company's Registrar at the address given on page 5 to arrive by 3.00 p.m. on 19 May 2004.

C. *Other*

For information concerning action that can be taken in relation to **future dividends** or the option to receive cash in either **sterling or euros** (but not both), please refer to the more detailed instructions at pages 5 and 6 of this circular.

If, having read this letter and the accompanying notes, you are in any doubt as to the appropriate election to make, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Yours sincerely

Sir Francis Mackay
Chairman

TERMS AND EXPLANATORY NOTES

1. Terms of election

Shareholders with 47 or more ordinary shares of $15^5/_7$ pence each ("Shares") in Kingfisher plc (the "Company") registered in their names at the close of business on 2 April 2004 (the "Record Date") may elect to receive new fully paid ordinary shares of $15^5/_7$ pence each ("New Shares") in respect of all or part of their holding of Shares instead of the final dividend in cash for the year ended 31 January 2004 of 6.15 pence per Share.

Shareholders who elect to have their final dividend paid in euros on 11 June 2004 will have their euros converted from sterling at the forward exchange rates quoted on page 39 in the *Financial Times* on 19 May 2004.

An election will become automatically void and shareholders will receive the cash dividend in their Default Currency (see paragraph 6 below) in the usual way if, on 19 May 2004 (the final date for receipt of forms), the middle market quotation for the Company's Shares on the London Stock Exchange as derived from the Official List is 245.6p or less, being 15% or more below the price on which the entitlement to New Shares has been calculated. If the Share price falls after that date, shareholders' elections will remain in force.

2. Basis of entitlement

Your entitlement has been based on the average of the middle market quotations for the Company's Shares on the London Stock Exchange for the five business days commencing on 31 March 2004 (the ex-dividend date) as derived from the Official List. This average market value has been certified by the Company's stockbrokers, UBS Limited, at 288.9p per Share (the "Share Price").

The formula used for calculating the maximum entitlement shown in Box 2 of the enclosed *Notice of Entitlement/Form of Election* is as follows:

Number of Shares held at Record Date x the final cash dividend per Share

+ Cash balance brought forward from previous dividend (if any)

= "Maximum dividend available" for Share election.

$$\frac{\text{Maximum dividend available}}{\text{Share price}} = \text{Number of New Shares (rounded down to the nearest whole number)}$$

The value attributed to the New Shares will be rounded up to the nearest whole number when determining the cash balance to be carried forward.

An election may be exercised by shareholders in respect of all or part of their holding of Shares.

An election may not be made in respect of a holding of fewer than a total of 47 Shares, including any residual fractional entitlements that are brought forward, as this is the minimum number of Shares required to give an entitlement to one New Share. If such an election is made, it will not be valid and the dividend will be paid in cash in the shareholder's Default Currency (see paragraph 6 below) in the usual way.

Example 1

You have 1,000 Shares on the Record Date. Given the share price of 267.40p, your maximum entitlement would be calculated as follows:

Your full cash dividend (1,000 x 3.5p)	£35.00
This is the maximum dividend available for share election	
Number of New Shares = $\frac{£35.00}{267.40p}$ = 13.09 =	13 New Shares
Value of 13 New Shares = 13 x 267.40p	£34.77
Plus cash balance (in sterling) carried forward to next scrip dividend offer	£0.23
	£35.00

Example 2

You have 1,000 Shares on the Record Date and have brought forward a cash balance of £2.50 from previous elections.

Your full cash dividend (1,000 x 3.5p) + £2.50	£37.50
This is the maximum dividend available for share election	
Number of New Shares = $\frac{\text{£35.00}}{\text{267.40p}}$ = 14.02 =	14 New Shares
Value of 14 New Shares = 14 x 267.40p	£37.44
Plus cash balance (in sterling) carried forward to next scrip dividend offer	£0.23
	£37.50

Example 3

You have 1,000 Shares. Your maximum entitlement would be 13 New Shares (see example 1 above). You only wish to receive the share dividend on 650 Shares and so you should insert 650 in Box 5 of the Form of Election. The calculation would be as follows:

Your full cash dividend (1,000 x 3.5p)	£35.00
Number of New Shares = $\frac{\text{Number of Shares on which you wish to elect x Dividend per Share}}{\text{Share price}}$	
Number of New Shares = $\frac{\text{650 x 3.5p}}{\text{267.40p}}$ = 8.51 =	8 New Shares
Value of 8 New Shares = 8 x 267.40p	21.40
Plus cash balance (£35.00 – £21.39)	13.60
	£35.00

You would therefore receive 8 New Shares plus balance in the currency in which you have elected. Please note: when making a partial election, enter in Box 5 the number of your existing Shares to which you wish the share dividend mandate to apply, NOT the actual number of New Shares you expect to receive.

3. Instructions for completing enclosed forms

You should have received EITHER a *Notice of Entitlement* or a *Form of Election*, depending on whether or not you have an existing Mandate in place. If you currently have a Mandate in place, please refer to section A below; if not, section B will be relevant.

A. If you have received a Notice of Entitlement (Mandate in place)

Shareholders are reminded that the Mandate operates in respect of each shareholder's entire shareholding.

Action to be taken in respect of this final dividend

(i) To receive your maximum entitlement to **New Shares** on the 2004 final dividend in the usual way – take no action;

(ii) to receive your maximum entitlement under this final dividend in **cash**, you need to write to the Company's Registrar revoking your Mandate, making sure that your letter reaches the Registrar's offices no later than 3.00 p.m. on 19 May 2004. The Registrar's address is: Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH;

(iii) to receive this final dividend as a **combination of New Shares and cash**, you should, in addition to revoking your Mandate, request from the Company's Registrar a *Form of Election*. You should then insert in Box 5 of the *Form of Election* the number of existing Shares over which you wish to exercise the right to receive New Shares instead of the cash dividend and sign, date and return the *Form of Election* in the envelope provided to the Company's Registrar to arrive no later than 3.00 p.m. on 19 May 2004. If you leave Box 5 of the form blank or specify a greater number of Shares than shown in Box 1, your election will be deemed to be in respect of all of the Shares shown in Box 1;

(iv) to receive cash in a **currency other than your Default Currency** (see paragraph 6 below), you should complete the relevant box at Part (B) of the relevant form, sign, date and return it in the envelope provided to the Company's Registrar to arrive no later than 3.00 p.m. on 19 May 2004. The relevant form is to be determined as follows:

- if you wish to receive an alternative currency for either:

  (a) the *whole* of this final dividend and the whole of any future dividend (i.e. following the revocation of your Mandate); or

  (b) any future dividend for which there is no scrip alternative (i.e. you have left your existing Mandate in place),

  the relevant form is the *Notice of Entitlement*.

  (Note that completing the currency election in Part (B) of the *Notice of Entitlement* will not automatically revoke an existing Mandate. In order to revoke your Mandate, you will need to notify the Company's Registrar in writing, as described above.)

- if you wish to receive an alternative currency for only part of this final dividend and the whole of any future dividend (i.e. following the revocation of your Mandate), the relevant form is the *Form of Election*.

Action to be taken in respect of future dividends

To continue to receive your maximum entitlement to **New Shares** on future dividends – take no action. If you revoke your Mandate, you will receive all future dividends in **cash**, unless you notify the Company in writing to the contrary.

B. If you have received a Form of Election (no Mandate in place): how to make the election

This form is issued to shareholders registered as at the close of business on 2 April 2004 and should be read in conjunction with these Terms and Explanatory Notes.

Action to be taken in respect of this final dividend

(i) To receive the whole of your 2004 final dividend in **cash** in your Default Currency (see paragraph 6 below) – take no action;

(ii) to receive your maximum entitlement under this final dividend in **New Shares** instead of cash, complete, sign, date and post the enclosed *Form of Election* in the envelope provided to the Company's Registrar, at the following address: Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. The form must arrive with the Company's Registrar no later than 3.00 p.m. on 19 May 2004;

(iii) to receive your dividend as a **combination of New Shares and cash** – insert in Box 5 of the enclosed *Form of Election* the number of existing Shares over which you wish to exercise the right to receive New Shares instead of the cash dividend and sign, date and return the form to the Company's Registrar to arrive no later than 3.00 p.m. on 19 May 2004. If you leave Box 5 of the form blank or specify a greater number of Shares than shown in Box 1, your election will be deemed to be in respect of all of the Shares shown in Box 1;

(iv) to receive cash on the 2004 final dividend and on any future dividend in a **currency other than your Default Currency** (see paragraph 6 below), you should complete the relevant box at Part (B) of the *Form of Election*.

Action to be taken in respect of future dividends

To receive your maximum entitlement to New Shares in respect of all future dividends, insert an 'X' in Box 6 of the enclosed *Form of Election*, complete the remainder of the form and sign, date and return it to the Company's Registrar to arrive no later than 3.00 p.m. on 19 May 2004. You will receive such New Shares on the same terms and conditions as any future offer made to other shareholders.

4. Acknowledgement of receipt

Please note that no acknowledgement of receipt of the *Notice of Entitlement* or the *Form of Election* will be issued either in relation to this final dividend or in relation to any future dividends (unless the Company states otherwise).

5. Timetable of events

31 March 2004	Ex-dividend date
2 April 2004	Record date for final dividend
20 April 2004	Posting of scrip dividend circular and *Forms of Election/Notices of Entitlement*
19 May 2004	Final date for receipt of *Forms of Election/Notices of Entitlement and Revocations of Mandate*
3 June 2004	Annual General Meeting to approve the final dividend
10 June 2004	Date for posting of certificates for New Shares
11 June 2004	Date for payment of final dividend, crediting stock accounts in CREST, and first day of dealing in New Shares

6. Currency

The default currency is sterling, unless shareholders have previously elected in writing to receive all dividend payments in euros, in which case they will receive the whole of their cash payment in euros ("Default Currency"). Unless Part (B) of either the enclosed *Notice of Entitlement* or *Form of Election* is completed (refer to paragraph 3 above as to which form is appropriate), any cash payment in respect of this final dividend and any future dividend will be made in the shareholder's Default Currency. As described in paragraph 3 above, shareholders may elect to switch their Default Currency from sterling to euros, or vice versa. Please note that cash payments can only be made in one of these two currencies, and no other, and that it is not possible to receive a combination of both sterling and euros in respect of any one dividend payment. Note that cash elected in euros will only be payable by cheque.

7. Fractional entitlements

No shareholder may receive a fraction of one New Share. Where a shareholder makes an election in respect of his or her entire shareholding, any entitlement to less than the price of one New Share will be placed in a trust account with the Company's Registrar and held for the benefit of the shareholder. The amount will be carried forward (without interest) together with other similar entitlements arising subsequently, until the amount is enough to pay for the allotment of at least one whole New Share to the shareholder. The New Share will then be allotted to the shareholder at the next scrip dividend offer, at the relevant price for New Shares, and any residual fractional entitlements will, similarly, be carried forward. Where a participating shareholder has holdings registered in more than one account, the fractional entitlements will be calculated in respect of each such holding.

The Company will pay such fractional entitlements to a shareholder in cash (without interest):

(i) on the cancellation of a Mandate as described in paragraph 16; or

(ii) if a shareholder makes an election in respect of less than the whole shareholding in relation to this final dividend or any future dividend, in which event any fractional entitlement brought forward will be paid together with the cash element of the dividend.

8. Effect of final dividend on Shares in issue

As at 8 April 2004 (being the latest practicable date before the printing of this circular), there were 2,332 million Shares in issue.

If none of the New Shares being offered were to be taken up, a total cash dividend of approximately £143 million would be paid, with an applicable tax credit of approximately £15,936,117.

If all shareholders elected to receive New Shares in respect of their holdings, approximately 49.7 million New Shares would be issued, representing 2.13% of the Company's current issued ordinary share capital.

9. Listing of New Shares

Application will be made to the UK Listing Authority and the London Stock Exchange for all New Shares allotted by the Company to be admitted to the Official List and admitted to trading on the London Stock Exchange.

The issue of New Shares is conditional upon the New Shares being admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange on or before 11 June 2004.

Dealings in the New Shares are expected to commence on 11 June 2004. In the unlikely event that the UK Listing Authority does not agree before 11 June 2004 to admit the New Shares to the Official List, the full cash dividend will be paid in the relevant shareholder's Default Currency as soon as is practicable.

The New Shares will be issued subject to, and in accordance with, the Memorandum or Articles of Association of the Company and will rank equally with the existing, issued, fully paid Shares in all respects, including future dividends, except that they will not be entitled to participate in the dividend which gave rise to their issue. Shareholders will not be entitled to receive interest on the New Shares from the Company in respect of this final dividend or any future dividend.

10. Issue of share certificates

Existing Shares may be held either in certificated form, or in uncertificated form through CREST. Where a shareholder has holdings of Shares in both certificated and uncertificated form, each holding will be treated separately for the purpose of calculating entitlements to New Shares.

The Company expects to post definitive share certificates for the New Shares to shareholders who hold their Shares in certificated form at the allotment date on 11 June 2004, such posting to be at the risk of the shareholders concerned.

Shareholders who hold any of their Shares in uncertificated form at the relevant allotment date and who elect to receive the scrip dividend alternative will be allotted and issued their New Shares as uncertificated at the dividend payment date. The Company will procure that the relevant stock accounts in CREST are credited with the appropriate entitlement to New Shares on 11 June 2004. If, for any reason, the Company is unable to do this, these New Shares shall be issued as certificated shares and share certificates will be posted to holders.

11. Personal entitlement statement

A statement will be sent with each share certificate showing:

(i) the total number of Shares you held at the close of business on the Record Date;

(ii) the total dividend payable;

(iii) any fractional entitlement carried over from the previous dividend;

(iv) the total available to purchase New Shares (which will include the fractional entitlements referred to in (iii) above);

(v) the number of New Shares issued to you;

(vi) the fractional balance carried forward or paid in cash if you elected to receive a combination of New Shares and cash;

(vii) the cash equivalent of the New Shares issued; and

(viii) the lower rate tax you have effectively paid on the New Shares.

In respect of CREST participants who elect to receive New Shares, a separate notional tax voucher will be sent to them.

12. Shareholders outside the United Kingdom

No person who receives this document or form in any other country or jurisdiction outside the United Kingdom may treat it as offering a right to elect to receive New Shares unless the offer could lawfully be made to that person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities.

It is the responsibility of any person electing to receive New Shares, either in respect of this invitation or by way of Mandate, to ensure compliance with the laws of any relevant jurisdiction including the obtaining of any governmental or other consents and compliance with all other formalities. This responsibility is on-going once a Mandate is in force. It is also the responsibility of any person who receives New Shares to comply with any restrictions on any resale of the New Shares which may apply outside the United Kingdom.

The scrip dividend alternative is available to persons resident in the United States of America; provided, however, that residents of the states of California and Georgia electing the scrip dividend alternative must confirm (and by electing the scrip dividend alternative will be deemed to have confirmed) that they are institutional investors eligible to make the election under the relevant state's securities law. Shareholders are advised that the New Shares have not and are not being registered under the United States Securities Act of 1933, as amended, and that the United States Securities and Exchange Commission or any United States state securities commission has not approved or disapproved the New Shares passed upon or the accuracy of this document.

13. Taxation

The taxation consequences for a shareholder who chooses to receive New Shares instead of the full cash dividend in respect of all or part of his/her holding will depend on the individual circumstances of that shareholder.

The following summary of the tax position is not exhaustive. The decision whether to elect or not and the tax and other effects of so doing are the sole responsibility of each shareholder and will depend on that shareholder's particular circumstances. The Company cannot accept any responsibility for the decision of any shareholder. If you are not sure how you will be affected you should consult your professional adviser.

13.1 United Kingdom resident shareholders

The Directors have been advised that, under current UK legislation and Inland Revenue practice, the taxation consequences for UK resident shareholders who hold their Shares as an investment and who choose to take New Shares will be, broadly, as outlined below.

(i) INDIVIDUAL SHAREHOLDERS

Individual shareholders choosing to take New Shares instead of the cash dividend will be treated as having received gross income of an amount which, when reduced by income tax at the Schedule F ordinary rate (currently 10%), is generally equal to the amount of the cash dividend which they would have received had they not elected to take the New Shares (the "cash equivalent") and as having paid income tax at the Schedule F ordinary rate on that deemed gross income (but see further below). For example, if an individual elects to receive New Shares in lieu of a cash dividend of £90, he or she will be treated as having received a gross income of £100 and as having paid income tax of £10 on that grossed up amount.

Individual shareholders who, after taking account of their receipt of New Shares and any cash dividend, pay income tax at the basic or starting rate only will not be liable to further income tax when they receive their New Shares.

Individual shareholders who, after taking account of their receipt of New Shares and any cash dividend, are subject to higher rate income tax (currently 40%) and who choose to take New Shares will be liable to income tax on the gross dividend at the Schedule F upper rate (32.5%) on the basis that they have received gross income calculated (as shown above) by reference to the cash equivalent on which they are treated as having paid income tax at the Schedule F ordinary rate. Therefore where a shareholder's effective rate of tax on the dividend entitlement is 32.5% there will be a liability under the above example to pay £22.50 additional tax.

The Inland Revenue may substitute as the cash equivalent the market value of the New Shares on the first day of dealing on the London Stock Exchange if the amount of the cash dividend foregone differs substantially from that value. Under current Inland Revenue practice, a substantial difference is 15% above or below the certified market value of the New Shares. Should the market value of the New Shares be substantially different from the amount of the cash equivalent, you will be sent a notice setting out the relevant market value.

For UK capital gains tax purposes, New Shares received by an individual who chooses to receive New Shares instead of the cash dividend will be treated as a separate holding acquired for the cash equivalent.

(ii) TRUSTEES

Trustees who are liable to income tax on dividend income at the Schedule F trust rate and who choose to receive New Shares will be treated as having received gross income equal to an amount which, when reduced by income tax at the Schedule F ordinary rate (currently 10%), is equal to the cash equivalent of the New Shares. For capital gains tax purposes, the position is generally much the same as for individuals as outlined above. Other trustees are recommended to seek professional advice on the tax position.

(iii) COMPANIES

A corporate shareholder resident in the United Kingdom will not be charged to corporation tax on the receipt of the New Shares. For the purposes of corporation tax on chargeable gains, no consideration will be treated as having been given for the New Shares by the corporate shareholder.

(iv) CHARITY AND PENSION FUNDS

A charity or pension fund electing to receive New Shares will not be entitled to a tax credit in relation to such Shares and no tax repayment can be claimed.

(v) COMPARISON WITH CASH DIVIDENDS

A cash dividend carries a tax credit of 1/9th of the amount of the dividend. A scrip dividend does not generally carry such a tax credit. However, in the case of individuals and trustees, a scrip dividend is taxed in such a way as to give rise, in general terms, to the same liability to tax for the recipient.

13.2 French resident shareholders

(i) INDIVIDUAL SHAREHOLDERS

Individual shareholders electing to receive New Shares through the Scrip Dividend Mandate Plan (the "Plan") will not be granted any UK tax credit and will not be liable to any withholding tax in the UK.

This final dividend will be subject to French income tax which maximum rate for the year 2003 should be 48.09%. Scrip dividends will also be liable to the French general social security contribution (*contribution sociale généralisée*) (***CSG***) at the rate of 7.5%, and to the social debt repayment contribution (*contribution au remboursement de la dette sociale*) (***CRDS***) at the rate of 0.5%.

However, distribution of such dividends will normally be exempt, at the time of their receipt, from French income tax, CSG and CRDS provided that the shares of the Company are held through a private investment fund (*plan d'épargne en actions*).

(ii) COMPANIES HOLDING LESS THAN 10% OF THE VOTING RIGHTS OF THE COMPANY

Companies holding less than 10% of the voting rights of the Company electing to receive New Shares will not be granted any UK tax credit, and will not be liable to any UK withholding tax.

Scrip dividends received by companies which fulfil the conditions to benefit from the parent company dividend exemption (e.g. companies holding generally more than 5% of the share capital of the Company) will not be liable to corporation tax. However, a fraction equal to 5% of dividends received will normally have to be added-back to the relevant company's taxable income.

Companies which do not fulfil the requirements of the French parent company regime will be charged to French corporation tax, which maximum rate for the year 2003 is 35.43%.

French shareholders should review their personal circumstances with their professional adviser.

13.3 United States shareholders

The following discussion is a summary based on present law of certain U.S. federal income tax considerations relevant to the Plan. The discussion addresses only U.S. shareholders (as defined below) that are not subject to special rules, such as regulated investment companies, and persons that are resident or ordinarily resident in the United Kingdom. The Company believes, and this discussion assumes, that it is not and will not become a passive foreign investment company for US federal income tax purposes.

As used in this paragraph 13.3, "U.S. shareholder" means a beneficial owner of ordinary shares of the Company that is (i) a citizen or resident of the U.S.; (ii) a corporation, partnership or other business entity created or organised under the laws of the U.S. or its political subdivisions; (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

(i) DIVIDENDS

For U.S. federal income tax purposes, a U.S. shareholder electing to receive New Shares through the Plan will recognise dividend income in an amount equal to the fair market value of the New Shares on the date of distribution. The dividend amount will generally be ordinary income from sources outside the U.S. A U.S. shareholder will not be entitled to any repayment of U.K. tax credit nor will any U.K. withholding tax be deducted.

The dividend will not be eligible for the dividends-received deduction allowable to corporate shareholders. Dividends received by non-corporate U.S. shareholders who meet certain requirements (including holding period) will, however, be taxed at the same preferential rate allowed for long-term capital gains.

(ii) INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends pursuant to the Plan may be reported to the Internal Revenue Service unless the holder (i) is a corporation or (ii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or to meet certain other conditions. The amount of any backup withholding tax will be allowed as a credit against the holder's U.S. federal income tax liability.

U.S. shareholders are urged to consult their tax advisors regarding the tax consequences of making an election to receive New Shares.

14. Corporate authority for Scrip Dividend Mandate Plan

The Plan is for the convenience of those shareholders who would like to take New Shares instead of cash each time a scrip dividend alternative is offered. The authority conferred on the directors to offer a scrip alternative is due to expire at the conclusion of the annual general meeting to be held in 2004. The operation of the Plan is always subject both to the renewal of the authority authorising the directors to offer the share dividend alternative and to the directors' subsequent decision to make that offer in respect of the dividends declared. If the aforementioned authority is not renewed at the appropriate time, or if the directors decide not to offer a share dividend alternative in respect of any particular dividend, the full cash dividend will be paid in the normal way.

15. Regular notice of entitlement

All shareholders for whom a Mandate is in force will receive, prior to each dividend payment date, a *Notice of Entitlement*. The notice contains details of the basis of a shareholder's entitlement to New Shares and any cash balances representing fractional entitlements brought forward from a previous dividend and fractional entitlements to be carried forward to the next dividend. Upon receipt of such notice, shareholders will be given the opportunity to review their scrip dividend election choice.

16. Cancellation of the Plan

If a shareholder dies or sells or transfers all of his or her Shares to another person, participation in the Plan will automatically be cancelled. On cancellation, the shareholder will be paid cash (without interest) in respect of any fractional entitlements outstanding at the time of cancellation.

17. Modification/Termination of the Plan by the Company

The Plan may be modified, suspended or terminated at any time by the Company giving at least one month's notice to participating shareholders. The implementation of the Plan for future dividends will be subject always to the Directors' decision to offer a scrip dividend alternative and to any conditions attached to any such offer.

18. More than one form received

If, for any reason, your Shares are registered in more than one account and you receive more than one set of papers:

(i) if you have received more than one *Notice of Entitlement* and you want to cancel your Mandate, your letter to the Company's Registrar must give details of all of the accounts which are registered to you;

(ii) you will need to complete each *Form of Election*. If you wish to consolidate your holdings of Shares before the next dividend is declared, you should contact the Company's Registrar.

19. Further copies of documentation

Further copies of any of the scrip dividend documents may be obtained up to and including 19 May 2004 from the Company's Registrar:

Computershare Investor Services PLC,
PO Box 82,
The Pavilions,
Bridgwater Road,
Bristol, BS99 7NH
(telephone 0870 702 0129)

RF61419

Printed by Royle Financial Print

Regulatory Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	Annual Report & Notice of AGM
Released	10:36 29-Apr-04
Number	1356Y

RNS Number:1356Y
Kingfisher PLC
29 April 2004

Kingfisher plc

Doc Re Annual Report and Accounts 2004, Annual Review and Summary Financial Statements 2004 and Notice of AGM 2004 for the financial year ended 31 January 2004.

The above documents will shortly be available to view on the Company's website at www.kingfisher.com/reports. The Notice of AGM with the Annual Report or Summary Financial Statements will be posted to shareholders today.

A copy of each of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7066 1000

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Regulatory Announcement

Company	Kingfisher PLC
TIDM	KGF
Headline	1st Quarter Results
Released	07:00 03-Jun-04
Number	3629Z

EMBARGOED UNTIL 0700 HOURS
Thursday 3 June 2004

Kingfisher plc First Quarter ending 1st May 2004

Total sales grew 10%, retail profit ahead 18%

Group Financial Highlights

- Sales up 10.1% to £1.9 billion (2003 (1) : £1.7 billion)
- Like-for-Like (LFL) sales up 5.8%
- Retail profit (2) up 18.0% to £145 million (2003: £123 million)
- Net debt down to £463 million (£844 million as at 31 January 2004)

Operating Highlights (all figures in constant currencies)

UK and Ireland (60% of Group Sales)

- Total sales up 6.5% (2.5% LFL), retail profit ahead 14.4%.
  - Nine B&Q mini-Warehouse conversions completed in the quarter, taking the total now trading to 37.
  - B&Q delivered 5.9% sales growth (1.7% LFL) against tough comparatives last year.
  - Major new Screwfix Direct fulfilment centre on track to open in June.

Non-UK and Ireland (40% of Group Sales)

- Total Sales up 19.3% (11.4% LFL), retail profit ahead 26.6%.
  - In France, total sales grew by 11.9% (8.0% LFL), retail profit ahead 8.0%.
  - Castorama's revitalisation programme continued with new ranges, lower prices and store revamps driving sales.
  - Strong growth continued at Brico Dépôt, boosted by the launch of its first national catalogue in April.
  - Elsewhere, International sales grew by 59.0% (28.6% LFL). Retail profit nearly trebled to £13.4 million, led by a particularly strong performance in Poland.

Kingfisher Chief Executive Gerry Murphy said:

"This has been an encouraging start to the year for Kingfisher given the challenging prior year sales comparisons. The Group grew sales and profitability in the UK and internationally in generally competitive markets."

(1) Continuing home improvement business only; excludes businesses sold or closed during 2003, Dubois Matériaux in France, Réno Dépôt in Canada, Nomi in Poland, Castorama Brazil, Belgium and Germany. Also excludes Kesa Electricals plc, demerged in July 2003.

(2) Retail profit is stated before central costs, exceptional items, and goodwill amortisation

UK & Ireland

	Retail Sales £m		% Total	% LFL	Retail profit £m		%Total
	Q1 2004	Q1 2003	Change	Change	Q1 2004	Q1 2003	Change
B&Q	1,068.8	1,008.9	5.9	1.7	82.5	70.8	16.5
Screwfix Direct	64.2	55.0	16.7	16.7	4.7	5.4	(13.0)
Total	**1,133.0**	**1,063.9**	**6.5**	**2.5**	**87.2**	**76.2**	**14.4**

B&Q achieved total sales growth of 5.9% (1.7% LFL). Profits were strongly ahead, growing 16.5% to £82.5 million.

Growth in a challenging quarter – B&Q faced tough prior year comparatives in the first quarter, with strong seasonal sales last year driven by an early and extended period of fine weather (Q1 2003: 6.3% LFL). Poor weather this year, particularly in March and April, affected sales of seasonal products (such as gardening products and exterior paints). However, sales of other core home improvement categories grew in the quarter, boosted by continued re-investment of sourcing gains in better prices for customers in an increasingly competitive retail market.

Mini-Warehouse conversion programme on track – Nine mini-Warehouse conversions opened during the first quarter, ahead of the important Easter trading period, taking the total now trading to 37. B&Q also opened one new Warehouse.

Continued strong growth in Showroom – A combination of new product ranges and keener prices drove strong growth in kitchens, appliances and bathrooms. Bedroom furniture, recently introduced into B&Q, also performed well.

Retail margin improved from 7.0% to 7.7%, despite lowering prices during the period. The success of the ongoing shrinkage reduction programme boosted operating margins, as did the timing of the store opening programme which resulted in lower pre-opening costs than in the prior year. The uplift in gross margins from the strong showroom sales compensated for increased home delivery costs.

B&Q Direct's online sales increased by over 50%, with a corresponding increase in the number of visitors to the website.

SCREWFIX DIRECT, the UK's leading direct supplier of tools and materials for the trade, grew sales by 16.7% to £64.2 million in the quarter. All key categories

grew, particularly plumbing and electrical products. Screwfix Direct grew its customer base by 12% and online sales now account for nearly 30% of total sales.

New capacity - A major new semi-automated fulfilment centre, which will add 40% capacity, remains on track for its phased opening in June. The 13% decline in profit in the quarter reflects the one-off set-up and system development costs associated with the project. Dual running costs will continue in the second and third quarters.

France

Retail sales £m	Q1 2004	Q1 2003	% Change (Reported)	% Change (Constant)	% LFL change
Castorama	389.9	365.7	6.6	8.2	5.6
Brico Dépôt	213.4	181.8	17.4	19.2	12.9
Total	**603.3**	**547.5**	**10.2**	**11.9**	**8.0**

Retail profit £m	Q1 2004	Q1 2003	% Change (Reported)	% Change (Constant)
Castorama	28.0	27.4	2.2	3.7
Brico Dépôt	16.6	14.5	14.5	16.1
Total	**44.6**	**41.9**	**6.4**	**8.0**

Note: 2004 £1 = Euro 1.4903, 2003 £1 = Euro 1.4680

CASTORAMA sales grew 8.2% in constant currency (5.6% LFL). Retail profits were ahead 3.7% in constant currency to £28.0 million after £2.3 million of store refurbishment costs in the quarter.

Sales growth ahead of market – Building on initiatives introduced last year as part of the revitalisation programme, Castorama continued to deliver sales growth ahead of the market.

Lower prices driving growth – In an increasingly price-led market, Castorama introduced new low price or "entry level" products into key ranges, and launched strong value promotions such as 'Prix Jamais Vu' or 'Prices Never Seen Before'. A successful 35th Anniversary campaign, with extensive local advertising, was also staged in the quarter.

New ranges – Castorama introduced new ranges across a number of categories including air conditioning units, windows, doors and showers.

Store revitalisation on track – Seven stores were revamped during the first quarter, all of which re-opened before Easter. A total of ten stores have now been revamped with a further three planned for later in the year.

Retail margin declined from 7.5% to 7.2%, reflecting the £2.3m of costs associated with the refurbished stores. Price investment was offset by sourcing and cost productivity gains.

BRICO DEPOT, a hard discount format, continued to perform strongly with sales growth of 19.2% in constant currency (12.9% LFL). All product categories

performed well. Retail profit grew 16.1% to £16.6 million after the costs associated with the launch of a new national catalogue.

Rest of World

Retail sales £m	Q1 2004	Q1 2003	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama Poland	80.7	54.5	48.1	68.8	52.7
Castorama Italy	45.8	36.8	24.5	26.5	0.8
B&Q China	32.7	20.4	60.3	85.8	20.2
B&Q Taiwan (1)	-	-	-	-	-
Other Int'l (2)	2.3	-	-	-	-
Total	**161.5**	**111.7**	**44.6**	**59.0**	**28.6**

Retail profit £m	Q1 2004	Q1 2003	% Change (Reported)	% Change (Constant)
Castorama Poland	13.7	6.3	117.5	149.1
Castorama Italy	1.5	2.7	(44.4)	(44.4)
B&Q China	(2.1)	(2.2)	4.5	10.5
B&Q Taiwan (1)	2.0	1.4	42.9	53.8
Other Int'l (2)	(1.7)	(3.2)	46.9	45.2
Total	**13.4**	**5.0**	**168.0**	**197.8**

(1) Joint venture (sales not consolidated)

(2) Includes Hornbach, Koçtas in Turkey, B&Q Korea, Brico Stock Spain

International growth continued - sales grew by 59.0% in constant currency (28.6% LFL). Retail profit increased from £5 million to £13.4 million. Three new stores opened in the quarter, two in Italy and one in Spain.

Outstanding growth in Poland – Castorama Poland had an excellent quarter growing total sales 68.8% in constant currency (52.7% LFL) with profits more than doubling to £13.7 million. Sales were boosted by better weather than last year and customers buying product ahead of increased VAT charges introduced on Poland's accession to the EU in May.

All categories grew strongly, particularly those subject to additional VAT (flooring, bathrooms and construction materials). Some correction is expected reflecting the pull-forward of sales in the last two quarters.

Castorama Italy grew sales 26.5% in constant currency driven by new store openings. LFL sales were ahead 0.8% as seasonal sales were affected by particularly poor weather in March. The decline in retail profit reflects pre-opening costs for the two new stores.

B&Q China sales grew 85.8% (20.2% LFL). The first quarter loss reduced slightly after pre-opening costs for three new stores opened shortly after the

quarter end. Customers responded well to targeted promotions emphasising B&Q's value proposition. **B&Q Taiwan's** strong performance reflected the impact of SARS last year and growth in installation sales.

Data by Country at 1st May 2004

	Store Nos	Selling Space (000s sq.m)	Employees (FTE)
B&Q	327	2,131	27,034
Screwfix Direct	-	-	1,897
Total UK & Ireland	**327**	**2,131**	**28,931**
Castorama	105	972	14,106
Brico Dépôt	58	286	3,816
Total France	**163**	**1,259**	**17,922**
Castorama Poland	19	185	4,277
Castorama Italy	20	131	2,028
B&Q China	15	189	3,971
B&Q Taiwan	17	83	1,665
Other International	7	35	540
Total Rest of World	**78**	**623**	**12,480**
Total	**568**	**4,013**	**59,333**

Enquiries:

Ian Harding, Director of Communications	020 7644 1029
Loraine Woodhouse, Head of Investor Relations	020 7644 1032
Nigel Cope, Head of External Communications	020 7644 1030
Kingfisher Website	www.kingfisher.com
Kingfisher plc	020 7372 8008

Further copies of this announcement can be downloaded from the website or by application to:

The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX

Company Profile

Kingfisher is Europe's leading home improvement retailer and the third largest in the world, with 568 stores in nine countries in Europe and Asia. The Group also has a strategic alliance with Hornbach, Germany's leading DIY Warehouse retailer, which operates more than 110 stores in Europe.

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Regulatory Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	Result of AGM re: Resolutions
Released	14:57 03-Jun-04
Number	3919Z

RNS Number:3919Z
Kingfisher PLC
03 June 2004

Kingfisher plc

Kingfisher announces that at today's Annual General Meeting (AGM) all resolutions put to shareholders were passed on a show of hands.

Proxies were received from shareholders of 1,413,008,669 shares amounting to 60.6% of the issued share capital. Not all shareholders voted on each resolution. In addition, shareholders holding 39.4% of the issued share capital refrained from voting by not returning their proxy forms. Votes for (including the Chairman's discretionary votes) and against each resolution, from those returning the proxies, were as follows:-

Resolution 1 (Annual Report & Accounts)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,389,630,646	5,534,121	99.76%
59.57%	0.24%	

Resolution 2 (Directors' Remuneration Report)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,324,294,209	20,070,255	99.14%
56.77%	0.86%	

Resolution 3 (Final Dividend)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,412,988,840	10,848	99.99%
60.57%	0.0005%	

Resolution 4 (Election of Mr Duncan Tatton-Brown)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,396,157,765	4,841,848	99.79%
59.85%	0.21%	

Resolution 5 (Re-election of Sir Francis Mackay)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,378,097,563	5,385,675	99.76%
59.08%	0.23%	

Resolution 6 (Re-election of Mr Michael Hepher)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,409,672,369	3,261,669	99.86%
60.43%	0.14%	

Resolution 7 (Re-election of Mrs Margaret Salmon)

For/ Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,409,713,116	3,217,685	99.86%
60.43%	0.14%	

Resolution 8 (Re-appointment of Auditors)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,369,023,892	30,569,343	98.69%
58.69%	1.31%	

Resolution 9 (Authorisation to Allot Shares)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,397,091,359	15,797,248	99.32%
59.89%	0.68%	

Resolution 10 (Renewal of Authority to Offer a Scrip Alternative)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,410,977,963	1,982,445	99.91%
60.49%	0.08%	

Resolution 11 (Disapplication of Pre-emption Rights)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,392,567,575	20,331,303	99.12%
59.70%	0.87%	

Resolution 12 (Share Buyback)

For/Percentage of Issued Shares	Against/Percentage of Issued Shares	Percentage in Favour
1,412,688,372	211,903	99.99%
60.56%	0.01%	

A document listing the Resolutions passed at the AGM has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7066 1000

For further information in connection with this announcement please contact the Company Secretarial Department at Kingfisher plc on 020 7373 8008.

This information is provided by RNS

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Regulatory Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	Interim Results
Released	07:00 16-Sep-04
Number	0138D

EMBARGOED UNTIL 0700 HOURS

Thursday 16th September 2004

Kingfisher plc

Interim results for the 26 weeks ended 31 July 2004

Kingfisher plc, Europe's leading home improvement retailer, today announces interim results:

Adjusted pre-tax profit up 18.4% to £345.9 million

Group Financial Highlights (Continuing operations [1,2])

- Retail sales up 9.6% to £3.9 billion (2003/04: £3.6 billion), up 11.6% in constant currencies and up 6.1% like-for-like
- Retail profit[(3)] up 13.2% to £355.8 million (2003/04: £314.4 million), up 15.1% in constant currencies
- Adjusted pre-tax profit [(4)] up 18.4% to £345.9 million (2003/04: £292.2 million), up 20.7% in constant currencies
- Pre-tax profits up 27.1% to £346.3 million (2003/04: £272.5 million)
- Attributable post-tax profits up 29.9% to £237.3 million (2003/04: £182.6 million)
- Adjusted basic earnings per share [(4)] up 15.7% to 10.3p (2003/04: 8.9p)

- Basic earnings per share up 27.2% to 10.3p (2003/04: 8.1p)

- Interim dividend up 10.0% to 3.85p (2003/04: 3.5p)

- Total net debt reduced to £622.2 million (£843.8 million at 31 January 2004)

(1) *Continuing home improvement business only; excludes businesses sold or demerged during 2003/04*

(2) *Prior year total Group retail sales, including businesses sold or demerged during 2003/04, were £5.2 billion. Pre-tax profits were £125.4 million and attributable post-tax losses were £52.8 million as shown in the consolidated profit and loss account.*

(3) *Retail profit is stated before property, other operating costs, exceptional items, and goodwill amortisation*

(4) *Before goodwill amortisation and exceptionals*

Company Profile

Kingfisher plc is Europe's leading home improvement retailer and the third largest in the world, with 579 stores in nine countries in Europe and Asia. Kingfisher also has a strategic alliance with Hornbach, Germany's leading DIY Warehouse retailer, with more than 110 stores in Germany and seven other European countries.

<u>Operating Highlights</u> (all figures in constant currencies)

UK and Ireland (58.2% of Group Sales)

- **Total sales up 6.3% (3.1% LFL), retail profit up 10.2%.**

  - **B&Q total sales up 5.9% (2.5% LFL), retail profit up 12.9%** to £207.8 million. Strong growth in kitchens, bathrooms, electricals and joinery offset weaker seasonal ranges.
  - **16 more B&Q mini-Warehouse conversions, 44 now trading.**
  - **Screwfix Direct sales up 15.0%,** retail profit down £3.9 million to £6.1 million after pre-opening and transition costs of new fulfilment capacity.

France and Rest of World (41.8% of Group Sales)

- **Total Sales up 19.9% (10.7% LFL), retail profit up 23.3%.**

  <u>France</u>

  - **Castorama sales up 7.8% (5.3% LFL), retail profit up 12.7%** to £68.3 million. Castorama's revitalisation continued with seven store revamps and two relocations. Sales were stimulated by pricing initiatives.
  - **Brico Dépôt sales up 26.6% (19.0% LFL), retail profit up 13.9%** to £36.0 million. Sales were boosted by the new catalogue launch in April.

  <u>Rest of World</u>

  - **Sales up 48.2% (15.2% LFL), retail profit up 64.2%** to £37.6 million, including the exceptional first quarter growth in Poland ahead of EU accession.
  - **Announcement of planned entry into Russia**

Gerry Murphy, Chief Executive, said:

"Kingfisher made good progress in the first half with double digit sales and profit growth. In the UK, B&Q's non-seasonal ranges sold well, offsetting a weaker performance in a difficult seasonal market. In France, Castorama's revitalisation continued and Brico Dépôt's new catalogue took the market by storm. Kingfisher's other European and Asian businesses all made good progress. Over 60% of Kingfisher's sales growth in the first half came from outside the UK.

"Our home improvement markets are dynamic and competitive. To sustain our growth and improve returns for our shareholders, we continue to develop our stores and infrastructure and to work with our suppliers to deliver more choice and better value to our customers."

Enquiries:

Ian Harding, Director of Communications	020 7644 1029
Nigel Cope, Head of External Communications	020 7644 1030
Kingfisher plc	020 7372 8008

FIRST HALF REVIEW

HOME IMPROVEMENT – Continuing Businesses

Total reported sales grew 9.6% to £3.9 billion (2003/04: £3.6 billion), up 11.6% on a constant currency basis, with progress in each of the Group's nine European and Asian markets. During the first half, an additional 13 net new stores were added, taking the store network to 579. On a like-for-like basis (LFL), Group sales were up 6.1% (2003/04: 5.9%) supported by continuing re-investment of supply-side benefits into lower prices and better choice for customers.

Retail profit grew 13.2% to £355.8 million (2003/04: £314.4 million), up 15.1% on a constant currency basis. Profit growth was driven by higher sales, operating cost efficiency improvements, and progress in cross-Group buying, international sourcing and own-brand development.

Property income (primarily rent charged to B&Q on UK properties owned by Kingfisher) grew 17.4% to £20.9 million (2003/04: £17.8 million) reflecting rental inflation and some additional properties.

Other operating costs (Group central costs) fell 14.4% to £18.4 million (2003/04: £21.5 million) following last year's reorganisation of the corporate offices in London and Lille.

Net interest costs were reduced to £12.4 million (2003/04: £18.5 million) reflecting lower average net debt levels during the period.

The effective tax rate on profit before exceptional items and goodwill amortisation is 31.5% based on current expectations for the 2004/05 full year. This compares with an effective rate for continuing operations of 31.6% on the same basis for the last full year.

Profit after tax (attributable to shareholders) increased 29.9% to £237.3 million (2003/04: £182.6 million) with no exceptionals in the current period.

Adjusted basic earnings per share were ahead 15.7% to 10.3p (2003/04: 8.9p) reflecting the growth in retail profit, lower Group central costs and reduced interest.

The interim dividend is proposed at 3.85p per share (2003/04: 3.50p), up 10.0% year on year.

Cashflow was strong with operating activities generating £543.3 million of cash (2003/04: £467.9 million for continuing businesses). **Net capital expenditure** on new and better stores and supporting infrastructure was £200.5 million (2003/04: £157.8 million from continuing businesses) but is expected to increase in the second half, with 33 new stores due to open compared to 13 in the first half.

Net debt fell 26.3% to £622.2 million (£843.8 million at 31 January 2004), reflecting strong operating cashflow.

UK & IRELAND

For the 26 weeks ended 31 July 2004

	Retail Sales £m		% Total Change	% LFL Change	Retail Profit £m		% Total Change
	2004	2003			2004	2003	
B&Q	2,172.9	2,052.6	5.9%	2.5%	207.8	184.1	12.9%
Screwfix Direct	123.2	107.1	15.0%	15.0%	6.1	10.0	(39.0%)
Total UK	**2,296.1**	**2,159.7**	**6.3%**	**3.1%**	**213.9**	**194.1**	**10.2%**

B&Q's total sales grew 5.9% to £2.2 billion (2.5% LFL) and retail profit grew by 12.9% to £207.8 million.

Increased market share – In a UK repair maintenance and improvement market which is estimated to have grown by 3% in the period, B&Q's share increased to 14.7% (14.4% for the 12 months ended 31 January 2004).

Growth in non-seasonal categories – B&Q's Showroom ranges (kitchen, bathroom and bedroom) sold well, as did new joinery and electrical ranges. Sales of seasonal ranges, such as garden furniture and exterior decoration, were weak, affected by poor weather and consequent promotional activity across a very competitive DIY market. B&Q Direct's online sales increased by nearly 50%.

Mini-Warehouse conversions –16 Supercentre stores were converted to the mini-Warehouse format, bringing the total now trading to 44. Results to date are encouraging with those stores converted 12 months ago showing an additional 11% sales uplift compared with a control group of similar stores. This reflects higher customer count and average spend as customers respond to the improved ranges and lower prices. Margins were maintained as the costs of lower prices and improved store service were offset by increased sales of higher margin products. A further 12 conversions are planned in the second half.

New store development – B&Q opened two new Warehouse stores during the period, including B&Q's largest UK store at Trafford Park. B&Q expects to open a further nine Warehouse stores and seven mini-Warehouses in the second half, representing growth in selling space of 6.7% at the year-end.

Retail margin improved from 9.0% to 9.6%. The costs of lowering prices for customers, revamping stores and introducing new products and services were more than offset by further progress in Strategic Supplier Management and reduced shrinkage. In addition, an overhead efficiency drive is in place which will benefit the second half.

SCREWFIX DIRECT grew its catalogue and online sales of tools and trade materials by 15.0% to £123.2 million. However, retail profit declined by £3.9 million to £6.1 million due to £3.6 million of pre-opening and transition costs associated with its new fulfilment centre at Stoke which started shipping at the end of June. This transition, which will result in a 40% capacity expansion, is now nearing completion with single site operation planned from October.

FRANCE

For the 26 weeks ended 31 July 2004

Retail sales £m	2004	2003	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama	827.1	794.8	4.1%	7.8%	5.3%
Brico Dépôt	463.5	379.3	22.2%	26.6%	19.0%
Total France	**1,290.6**	**1,174.1**	**9.9%**	**13.9%**	**9.7%**

Retail profit £m	2004	2003	% Change (Reported)	% Change (Constant)
Castorama	68.3	62.8	8.8%	12.7%
Brico Dépôt	36.0	32.8	9.8%	13.9%
Total France	**104.3**	**95.6**	**9.1%**	**13.1%**

2004 £1 = 1.4952 Euro; 2003 £1 = 1.4434 Euro

CASTORAMA sales were £827.1 million, up 7.8% in constant currency (5.3% LFL). Retail profit of £68.3 million was up 12.7% in constant currency after absorbing £2.9 million additional store revamping costs than in the same period last year, and £3 million additional social and retail space taxes.

Sales growth ahead of the market – Castorama continued to grow ahead of a French DIY market, estimated by Banque de France to have grown by 2.2% LFL in the first half. Customer numbers grew and the average spend per visit rose compared with the same period last year.

Reinforced price message – Castorama has continued to focus on price competitiveness with the introduction of new "premier prix" (entry-price) products into key ranges and more prominent communication of value in stores and marketing. The price message has also been reinforced using price-led promotions and special buys such as "Prix Jamais Vu" (Prices Never Seen Before).

Hardware, Showroom and Seasonal sales strong –The Hardware category was boosted by sales of air conditioning products and pressure washers. In Showroom, kitchens and associated fittings performed well, and Seasonal sales were strong, driven by sales of garden furniture and maintenance equipment in favourable second quarter weather.

Store revitalisation – Castorama revamped seven stores and relocated two to brand new stores. These stores feature expanded ranges including more entry-price products and more aspirational, decorative and showroom ranges, new merchandising techniques and

new store layouts. In total, 12 stores have now been revitalised, accounting for 13% of the total selling space. The three relocated new stores opened last year have traded well with 16% higher sales and a similar increase in store profit compared with a control group of comparable sized stores.

Retail profit margins were ahead, with Strategic Supplier Management and other cost-productivity savings more than funding the cost of lower selling prices and store refurbishment.

BRICO DEPOT delivered sales of £463.5 million, up 26.6% in constant currency (19.0% LFL). Sales were strong in all categories, stimulated by the launch in April of Brico Dépôt's first ever national catalogue, related promotional activity, including increased "arrivages" (special buys) and local marketing.

Reported retail profit was £36.0 million, up nearly 14% in constant currency. Retail profit margin softened, reflecting the cost of launching the catalogue, as well as absorbing £1.2 million of additional store pre-opening costs, and additional social and retail space taxes of £0.7 million. Three new stores opened in the period (2003/04: two stores opened).

REST OF WORLD

For the 26 weeks ended 31 July 2004

Retail sales £m	2004	2003	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama Poland	158.1	133.5	18.4%	32.7%	20.6%
Castorama Italy	110.2	83.5	32.0%	36.7%	5.5%
B&Q China	84.5	49.8	69.7%	91.6%	18.4%
Other Int'l (1)	8.4	-	N/A	N/A	N/A
Total	**361.2**	**266.8**	**35.4%**	**48.2%**	**15.2%**

Retail profit £m	2004	2003	% Change (Reported)	% Change (Constant)
Castorama Poland	25.6	17.3	48.0%	66.2%
Castorama Italy	7.8	6.0	30.0%	34.5%
B&Q China	(0.6)	(2.7)	77.8%	75.0%
B&Q Taiwan (2)	3.0	2.3	30.4%	42.9%
Other Int'l (1)	1.8	1.8	-	(10.0%)
Total	**37.6**	**24.7**	**52.2%**	**64.2%**

(1) Other international includes Hornbach in Germany, Koçtas in Turkey, B&Q Korea and Brico Stock in Spain.

(2) Joint venture sales not consolidated

Strong growth in all areas with total sales of £361.2 million, up 48.2% in constant currencies, (15.2% LFL). Reported retail profit was £37.6 million, up 64.2% in constant currencies.

Exceptional Castorama Poland performance ahead of VAT imposition – Sales were £158.1 million, up 32.7% in constant currencies (20.6% LFL), and retail profit was £25.6 million, up 66.2% in constant currencies. All the sales growth was achieved in the first quarter (LFL up 52.7%) as customers anticipated increased VAT charges on certain building products which came into effect with EU accession in May. Sales in the second quarter declined in a generally weak Polish retail market as consumers adjust to the new tax regime. Castorama's customer footfall remains strong and non-VAT impacted decorative ranges continued to perform well. Two new stores opened (2003/04: one store opened) bringing the total to 21.

Expansion at Castorama Italy – Sales were £110.2 million, up 36.7% in constant currencies (5.5% LFL) and retail profit was £7.8 million, up 34.5% in constant currencies. Sales improvement was broadly based and supported by catalogue activity in Showroom, Garden and Decoration launches, and the modernisation of two stores. Retail margin

declined slightly reflecting the pre-opening costs of three new stores opened (2003/04: one store opened), bringing the total to 21.

Continued progress in Asia with sales at **B&Q China** reaching £84.5 million, almost doubling in constant currencies (18.4% LFL). Retail margin, before pre-opening costs, improved strongly. Three new stores opened (2003/04: three stores opened), taking the total to 18. **B&Q Taiwan,** 50% owned by Kingfisher, delivered a strong profit uplift (up 42.9% in constant currencies), despite some instability as a result of the presidential elections. No new stores opened in the first half (2003/04: one store opened).

Other International includes **Hornbach**, which contributed £8.3 million of profit in the period (2003/04: £6.5 million in constant currency). This was offset by Kingfisher's development costs in Europe and Asia. **Brico Stock,** the Spanish adaptation of Brico Dépôt, continues to develop and a further two stores were added taking the total to three. Construction started on the first **B&Q Korea** store, due to open next year. In Turkey, **Koçtas,** 50% owned by Kingfisher, performed well with work continuing on building a new store in Ankara.

Planned entry into Russia – In June, Kingfisher announced plans to open its first Castorama stores in Russia, encouraged by the success of Castorama Poland. Russia is a large and growing market with 13 cities with more than a million inhabitants, and strong demand for home improvement products. A country manager has been appointed and the first stores are expected to be opened in Russia within two years.

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX

DATA BY COUNTRY – as at 31 July 2004

Home Improvement	Store numbers	Selling space (000s sq.m.)	Employees (FTE)
B&Q	328	2,162	26,974
Screwfix Direct	-	-	1,555
Total UK & Ireland	**328**	**2,162**	**28,529**
Castorama	104	978	14,580
Brico Dépôt	62	309	4,574
Total France	**166**	**1,287**	**19,154**
Castorama Poland	21	198	4,509
Castorama Italy	21	136	2,137
B&Q China	18	228	4,589
B&Q Taiwan	17	83	1,707
Other International (1)	8	40	620
Total Rest of World	**85**	**685**	**13,562**
Total	**579**	**4,134**	**61,245**

(1) Other international includes Koçtas in Turkey, B&Q Korea and Brico Stock in Spain.

SECOND QUARTER - 13 weeks to 31 July 2004

	Retail Sales £m		% Total Change (Reported)	% LFL Change	Retail Profit £m		% Total Change
	2004	2003			2004	2003	
B&Q	1,104.1	1,043.7	5.8%	3.2%	125.3	113.3	10.6%
Screwfix Direct	59.0	52.1	13.2%	13.2%	1.4	4.6	(69.6%)
Total UK & Ireland	**1,163.1**	**1,095.8**	**6.1%**	**3.7%**	**126.7**	**117.9**	**7.5%**
Castorama	437.2	429.1	1.9%	4.9%	40.3	35.4	13.8%
Brico Dépôt	250.1	197.5	26.6%	24.7%	19.4	18.3	6.0%
Total France	**687.3**	**626.6**	**9.7%**	**11.3%**	**59.7**	**53.7**	**11.2%**
Castorama Poland	77.4	79.0	(2.0%)	(1.0%)	11.9	11.0	8.2%
Castorama Italy	64.4	46.7	37.9%	9.3%	6.3	3.3	90.9%
B&Q China	51.8	29.4	76.2%	17.2%	1.5	(0.5)	400.0%

B&Q Taiwan (2)	-	-	-	-	1.0	0.9	11.1%
Other Int'l (2)	6.1	-	-	-	3.3	5.0	(34.0%)
Rest of World	**199.7**	**155.1**	**28.8%**	**5.6%**	**24.0**	**19.7**	**21.8%**
Total	**2,050.1**	**1,877.5**	**9.2%**	**6.3%**	**210.4**	**191.3**	**10.0%**

(2) Joint venture sales not consolidated.

KINGFISHER PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

For the half year ended 31 July 2004

£ millions	Notes	Half year ended 31 July 2004 Total	Half year ended 2 August 2003 Continuing operations *(restated)**	Discontinued operations *(restated)**	Total *(restated)**
Turnover including share of joint ventures		**4,000.9**	3,668.7	1,655.2	**5,323.9**
Less: share of joint ventures		**(49.5)**	(59.6)	(8.2)	**(67.8)**
Group turnover	1	**3,951.4**	3,609.1	1,647.0	**5,256.1**
Group operating profit		**346.0**	285.6	46.5	**332.1**
Share of operating profit in:					
Joint ventures		**3.4**	3.8	2.3	**6.1**
Associates		**9.3**	7.4	2.2	**9.6**
Total operating profit including share of joint ventures and associates		**358.7**	296.8	51.0	**347.8**
Analysed as:					
Home Improvement		**355.8**	314.4	17.8	**332.2**
Electrical and Furniture		**-**	-	38.9	**38.9**
Property		**20.9**	17.8	-	**17.8**
Other operating costs		**(18.4)**	(21.5)	-	**(21.5)**
Exceptional items - operating	2	**-**	(11.6)	(3.5)	**(15.1)**
Acquisition goodwill amortisation (net)		**0.4**	(2.3)	(2.2)	**(4.5)**
Total operating profit including share of joint ventures and associates		**358.7**	296.8	51.0	**347.8**
Exceptional items – non-operating	2				
Profit on the disposal of fixed assets		**-**	0.5	-	**0.5**
Demerger costs		**-**	-	(43.2)	**(43.2)**
Loss on the sale or termination of operations		**-**	-	(58.3)	**(58.3)**
Exceptional amounts written off fixed asset investments	2	**-**	(6.3)	-	**(6.3)**
Profit/(loss) on ordinary activities before interest		**358.7**	291.0	(50.5)	**240.5**
Net interest payable (excluding exceptional financing charges)		**(12.4)**	(18.5)	(9.7)	**(28.2)**
Exceptional financing charges	2	**-**	-	(86.9)	**(86.9)**
Net interest payable		**(12.4)**	(18.5)	(96.6)	**(115.1)**
Profit/(loss) on ordinary activities before taxation		**346.3**	272.5	(147.1)	**125.4**
Tax on profit/(loss) on ordinary activities (excluding exceptional tax)		**(109.1)**	(89.7)	9.8	**(79.9)**
Exceptional tax	2	**-**	-	(98.5)	**(98.5)**

Tax on profit/(loss) on ordinary activities		**(109.1)**	(89.7)	(88.7)	**(178.4)**
Profit/(loss) on ordinary activities after taxation		**237.2**	182.8	(235.8)	**(53.0)**
Equity minority interests		**0.1**	(0.2)	0.4	**0.2**
Profit/(loss) for the period attributable to shareholders		**237.3**	182.6	(235.4)	**(52.8)**
Dividends					
Ordinary dividends on equity shares	3	**(88.0)**			**(81.1)**
Dividend in specie relating to the demerger of Kesa Electricals		**-**			**(1,592.9)**
Retained profit/(loss) for the period		**149.3**			**(1,726.8)**
Earnings per share (pence)	4				
Basic		**10.3**	8.1		**(2.3)**
Diluted		**10.2**	8.0		**(2.3)**
Basic - adjusted (1)		**10.3**	8.9		**10.2**
Diluted - adjusted (1)		**10.2**	8.8		**10.2**

(1) Adjusted EPS is stated before exceptional items and goodwill amortisation.

* The comparative balances have been restated to reflect the implementation of UITF38 and FRS5 Application Note G.

The profit and loss account for the half year ended 31 July 2004 relates entirely to continuing operations.

KINGFISHER PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 January 2004

		Year ended 31 January 2004		
£ millions	Notes	Continuing operations	Discontinued operations	**Total**
Turnover including share of joint ventures		7,177.4	1,756.3	**8,933.7**
Less: share of joint ventures		(126.9)	(8.2)	**(135.1)**
Group turnover	1	7,050.5	1,748.1	**8,798.6**
Group operating profit		585.1	50.1	**635.2**
Share of operating profit/(loss) in:				
Joint ventures		7.5	2.3	**9.8**
Associates		16.1	2.4	**18.5**
Total operating profit including share of joint ventures and associates		608.7	54.8	**663.5**
Analysed as:				
Home Improvement		638.2	21.6	**659.8**
Electrical and Furniture		-	38.9	**38.9**
Property		32.3	-	**32.3**
Other operating costs		(46.2)	-	**(46.2)**
Exceptional items – operating	2	(11.6)	(3.5)	**(15.1)**
Acquisition goodwill amortisation (net)		(4.0)	(2.2)	**(6.2)**
Total operating profit including share of joint ventures and associates		608.7	54.8	**663.5**
Exceptional items – non-operating	2			
Demerger costs		-	(43.2)	**(43.2)**
Loss on the sale or termination of operations		-	(58.3)	**(58.3)**
Profit on the disposal of fixed assets		2.0	-	**2.0**
Exceptional amounts written off fixed asset investments	2	(6.3)	-	**(6.3)**
Profit/(loss) on ordinary activities before interest		604.4	(46.7)	**557.7**
Net interest payable (excluding exceptional financing charges)		(33.6)	(10.5)	**(44.1)**
Exceptional financing charges	2	-	(86.9)	**(86.9)**
Net interest payable		(33.6)	(97.4)	**(131.0)**
Profit/(loss) on ordinary activities before taxation		570.8	(144.1)	**426.7**
Tax on profit/(loss) on ordinary activities (excluding exceptional tax)		(182.5)	8.4	**(174.1)**
Exceptional tax	2	75.2	(98.5)	**(23.3)**
Tax on profit/(loss) on ordinary activities		(107.3)	(90.1)	**(197.4)**
Profit/(loss) on ordinary activities after taxation		463.5	(234.2)	**229.3**

Equity minority interests		(0.2)	0.5	**0.3**
Profit/(loss) for the financial year attributable to shareholders		463.3	(233.7)	**229.6**
Dividends				
Ordinary dividends on equity shares				**(221.1)**
Dividend in specie relating to the demerger of Kesa Electricals				**(1,592.9)**
Retained loss for the financial year				**(1,584.4)**
Earnings per share (pence)	4			
Basic		20.3		**10.1**
Diluted		20.2		**10.0**
Basic - adjusted		17.8		**19.2**
Diluted - adjusted		17.7		**19.1**

KINGFISHER PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 31 July 2004

£ millions Notes		31 July 2004		2 August 2003 *(restated)*		31 January 2004
Fixed assets						
Intangible assets - goodwill		**2,455.3**		2,495.3		2,455.3
Tangible assets		**2,890.7**		2,524.1		2,781.2
Investments in joint ventures						
Share of gross assets	**51.1**		59.9		50.6	
Share of gross liabilities	**(28.0)**	**23.1**	(39.5)	20.4	(30.0)	20.6
Investments in associates		**129.0**		122.2		125.1
Other investments		**0.2**		0.2		0.2
		5,498.3		5,162.2		5,382.4
Current assets						
Stocks		**1,228.7**		1,219.6		1,071.7
Debtors		**437.3**		447.4		518.8
Investments		**15.7**		32.3		23.8
Cash at bank and in hand		**311.4**		100.7		144.2
		1,993.1		1,800.0		1,758.5
Creditors						
Amounts falling due within one year		**(2,112.7)**		(2,280.0)		(1,925.2)
Net current liabilities		**(119.6)**		(480.0)		(166.7)
Total assets less current liabilities		**5,378.7**		4,682.2		5,215.7
Creditors						
Amounts falling due after more than one year		**(739.7)**		(665.7)		(744.9)
Provisions for liabilities and charges		**(63.7)**		(38.7)		(64.2)
		4,575.3		3,977.8		4,406.6
Called up share capital		**367.3**		364.1		366.3
Reserves 6		**4,205.2**		3,610.8		4,037.4
Equity shareholders' funds		**4,572.5**		3,974.9		4,403.7
Equity minority interests		**2.8**		2.9		2.9
		4,575.3		3,977.8		4,406.6

Approved by the Board -

Duncan Tatton-Brown
Director
15 September 2004

KINGFISHER PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the half year ended 31 July 2004

£ millions	Notes	**Half year ended 31 July 2004**	Half year ended 2 August 2003	Year ended 31 January 2004
Net cash inflow from operating activities	5	**543.3**	569.4	777.4
Dividends received from joint ventures and associates		**-**	1.5	2.4
Returns on investment and servicing of finance				
Net interest received/(paid)		**1.4**	(39.9)	(55.9)
Exceptional financing charges		**-**	(111.2)	(113.9)
Exceptional interest receipt	2(c)	**23.9**	-	-
Net cash inflow/(outflow) from returns on investment and servicing of finance		**25.3**	(151.1)	(169.8)
Taxation				
Tax paid		**(68.0)**	(125.8)	(286.7)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		**(204.4)**	(194.6)	(389.1)
Receipts from the sale of tangible fixed assets		**3.9**	788.0	819.2
Net cash (outflow)/inflow from capital expenditure and financial investment		**(200.5)**	593.4	430.1
Acquisitions and disposals				
Purchase of subsidiary and business undertakings		**-**	(57.8)	(63.7)
Sale of subsidiary and business undertakings		**6.5**	(39.2)	203.6
Loan to former subsidiary net of repayment		**-**	-	(18.1)
Purchase of associates and joint ventures		**-**	(1.8)	(1.8)
Non-operating demerger costs		**-**	(33.6)	(40.7)
Cash disposed on sale of subsidiary undertakings		**-**	-	(27.3)
Net cash inflow/(outflow) from acquisitions and disposals		**6.5**	(132.4)	52.0
Equity dividends paid to shareholders		**(136.1)**	(75.8)	(119.2)
Net cash inflow before use of liquid resources and financing		**170.5**	679.2	686.2
Management of liquid resources				
Net movement in short-term deposits		**(146.6)**	13.0	(41.4)
Net movement in short-term investments		**8.5**	(52.9)	(41.7)
Net cash outflow from management of liquid resources		**(138.1)**	(39.9)	(83.1)
Financing				
Issue of ordinary share capital		**6.8**	1.1	2.7
Capital element of finance lease rental payment		**(7.3)**	(6.5)	(11.6)
Receipts from the sale of own shares		**1.4**	14.9	17.6
Net movement in loans		**7.7**	(519.4)	(584.6)
Net cash inflow/(outflow) from financing		**8.6**	(509.9)	(575.9)

Increase in cash	**41.0**	129.4	27.2

Reconciliation of net cash flow to movement in net debt

Net debt at start of period	**(843.8)**	(1,926.4)	(1,926.4)
Increase in cash	**41.0**	129.4	27.2
Increase/(decrease) in short-term deposits	**146.6**	(13.0)	41.4
Increase in investments	**(8.5)**	52.9	41.7
Debt demerged with KESA Electricals	**-**	423.0	423.0
Amortisation of underwriting and issue costs	**-**	(1.5)	(1.5)
Decrease in debt and lease financing	**21.2**	525.9	597.7
Foreign exchange effects	**21.3**	(73.1)	(46.9)
Net debt at end of period	**(622.2)**	(882.8)	(843.8)

NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the half year ended 31 July 2004

1. Turnover

£ millions	Half year ended 31 July 2004	Half year ended 2 August 2003 *(restated)*	Year ended 31 January 2004
Retail sales from continuing operations	**3,947.9**	3,600.6	7,038.2
Third party rental income	**3.5**	6.4	10.1
Property development sales	-	2.1	2.2
Property turnover	**3.5**	8.5	12.3
Continuing operations	**3,951.4**	3,609.1	7,050.5
Discontinued operations	-	1,647.0	1,748.1
Total turnover	**3,951.4**	5,256.1	8,798.6

2. Exceptional items

There were no exceptional items during the half year ended 31 July 2004.

2(a) Operating exceptional items

Prior year exceptional group restructuring costs of £9.8m (continuing) include the costs of restructuring the Kingfisher plc head office following the demerger of Kesa Electricals plc and additional costs relating to the integration of the head offices in London and Lille.

Prior year demerger costs of £5.3m (£1.8m continuing, £3.5m discontinued) relate to incremental internal costs directly attributable to the Kesa demerger.

2(b) Non-operating exceptionals

Prior year provisions for loss on the sale of operations amounting to £58.3m for the half year ended 2 August 2003 relate to the disposals of non-core DIY businesses; Réno Dépôt in Canada, NOMI in Poland, Dubois Matériaux in France, Castorama Brazil and Castorama Belgium.

Prior year demerger costs of £43.2m relate to external costs, principally professional advisors' and commitment fees, directly attributable to the Kesa demerger.

Exceptional amounts written off fixed asset investments in the prior year relate to the Group's investment in the World Wide Retail Exchange, a company providing an independent online e-marketplace for products and services.

2(c) Other exceptional charges

Prior year exceptional financing charges of £86.9m related to the restructuring of the Group's debt as a result of the demerger of Kesa Electricals.

The prior year exceptional tax charge of £98.5m related to tax paid to the French tax authorities as a consequence of the demerger of Kesa Electricals. The Group has initiated proceedings for the recovery of the tax paid and although these proceedings may take some time to be resolved, considers that its risk of being ultimately liable for this amount is low.

3. Dividends

£ millions	**Half year ended 31 July 2004**	Half year ended 2 August 2003	Year ended 31 January 2004
Interim dividend payable	**89.9**	81.1	81.1
Final proposed	**-**	-	143.4
Dividend payable to Employee Share Ownership Plan Trust (ESOP) shares	**(1.9)**	-	(3.4)
Dividend in specie relating to the demerger of Kesa Electricals	**-**	1,592.9	1,592.9
	88.0	1,674.0	1,814.0

An interim dividend of 3.85p amounting to £89.9m will be paid on 12th November 2004 to shareholders on the Register at 24th September 2004. A scrip dividend will be offered and forms of election will be sent to shareholders on 6th October 2004.

4. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the ESOP which are treated as cancelled.

The weighted average number of shares in issue during the period was 2,301.3m (2003: 2,263.7m) and the diluted weighted average number of shares in issue during the period was 2,318.7m (2003: 2,274.4m).

Supplementary earnings per share are presented. These exclude the effects of operating and non-operating exceptional items and acquisition goodwill amortisation to allow comparison to the prior year on a comparable basis.

4(a) Continuing operations

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic and diluted earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests, of £237.3m (2003: restated £182.6m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 31 July 2004**	Half year ended 2 August 2003 *(restated)*	Year ended 31 January 2004
Basic earnings per share	**10.3**	8.1	20.3
Effect of exceptional items	**-**	0.7	(2.7)
Acquisition goodwill amortisation (net of tax)	**-**	0.1	0.2

Basic adjusted earnings per share	**10.3**	8.9	17.8
Diluted earnings per share	**10.2**	8.0	20.2
Effect of exceptional items	**-**	0.7	(2.7)
Acquisition goodwill amortisation (net of tax)	**-**	0.1	0.2
Diluted adjusted earnings per share	**10.2**	8.8	17.7

4(b) Total Group

The calculation of basic and diluted earnings per share for the total Group is based on the profit on ordinary activities, after taxation and minority interests, of £237.3m (2003: restated loss of £52.8m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 31 July 2004**	Half year ended 2 August 2003 *(restated)*	Year ended 31 January 2004
Basic earnings per share	**10.3**	(2.3)	10.1
Effect of exceptional items	-	12.3	8.8
Acquisition goodwill amortisation (net of tax)	-	0.2	0.3
Basic adjusted earnings per share	**10.3**	10.2	19.2
Diluted earnings per share	**10.2**	(2.3)	10.0
Effect of exceptional items	-	12.3	8.8
Acquisition goodwill amortisation (net of tax)	-	0.2	0.3
Diluted adjusted earnings per share	**10.2**	10.2	19.1

5. Reconciliation of cashflow from operating activities

£ millions	**Half year ended 31 July 2004**	Half year ended 2 August 2003 *(restated)*	Year ended 31 January 2004
Group operating profit	**346.0**	332.1	635.2
Depreciation and amortisation	**73.0**	97.5	175.2
	419.0	429.6	810.4
Decrease in development work in progress	-	5.1	5.1
Increase in stocks	**(169.0)**	(87.2)	(74.5)
Decrease in debtors	**18.1**	86.9	1.1
Increase in creditors	**276.1**	126.1	41.3
(Loss)/profit on disposal of fixed assets	**(0.9)**	8.9	(6.0)
Net cash inflow from operating activities	**543.3**	569.4	777.4

In the prior year, the cash flow incorporated cash flows from the discontinued businesses.

Depreciation and amortisation shown above includes £73.0m in respect of the Group's continuing operations (2003: £63.4m; and £139.3m for the year ended 31 January 2004).

6. Reserves

The movement in the Group's consolidated reserves in the period to 31 July 2004 is summarised as follows:

	Share Premium Account	Revaluation Reserve	Non-Distributable Reserve	Profit and loss account	Total
At 1 February 2004	2,150.9	441.3	159.0	1,286.2	4,037.4
Shares issued under option schemes	7.0	-	-	(0.8)	6.2
Scrip dividend alternative	(0.3)	-	-	5.4	5.1
Profit for the financial period	-	-	-	237.3	237.3
Ordinary dividends on equity shares	-	-	-	(88.0)	(88.0)
ESOP shares disposed	-	-	-	1.8	1.8
Net foreign exchange adjustments	-	-	-	10.9	10.9
Tax on exchange adjustments	-	-	-	(5.5)	(5.5)
At 31 July 2004	**2,157.6**	**441.3**	**159.0**	**1,447.3**	**4,205.2**

The cost of ESOP shares deducted from the profit and loss reserve at 31 July 2004 is £123.7m (2003: £127.2m; and £126.8m for the year ended 31 January 2004).

7. Accounting policies

Accounting policies have been consistently applied on the basis set out in the Group's financial statements for the year ended 31 January 2004. As a result, the comparatives at 2 August 2003 have been restated for first time adoption of Application Note G of Financial Reporting Standard 5 "Revenue Recognition" and Urgent Issues Task Force 38 "Accounting for ESOP Trusts".

8. Full year comparatives

The results for the year to 31 January 2004 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

9. Shareholder information

Copies of the results will be sent to shareholders on 8th October 2004 and additional copies will be available from Kingfisher plc, 3 Sheldon Square, Paddington, London W2 6PX.

The results can also be accessed on line at www.kingfisher.com as well as other shareholder information.

Timetable of events

22nd September 2004	Ex-dividend date
24th September 2004	Record date for interim dividend
6th October 2004	Posting of scrip dividend circular and forms of election
28th October 2004	Final date for receipt of forms of election
11th November 2004	Date for posting of certificates for new shares
12th November 2004	Date for payment of interim dividend

Independent review report to Kingfisher plc

We have been instructed by the company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 July 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

London

15 September 2004

END

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